82-2748

VECTOR
Corporate Finance Lawyers

04012163

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

04 JAN 15 7:21

COPY

E-mail: lsalt@vectorlaw.com
File No. 1036

January 5, 2004

VIA COURIER

Attention: Aimee Vander-Vliet
Regulatory Compliance

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Statutory Filings

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

SUPPL

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-103F4, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-103F4, dated December 31, 2003, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.

2. (a) Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

   (b) Cheque drawn on the Company's account in accordance with item 5 of Schedule I, Fees, of the Regulations to the Securities Act (Alberta) in the amount $100 payable to the "Provincial Treasurer of Alberta" in payment of the requisite filing fee.

dlw 1/20

A Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been executed by Mr. Saleken has been filed via SEDAR under the category "Continuous Disclosure – Resale of Securities".

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Paralegal

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Saskatchewan Securities Commission (Attn: Disclosure Section, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)

p:\clients\1-sedar\goldclif\pp\dec03ft\repexdisbclt.doc

FORM 45-103F4
Report of Exempt Distribution

COPY

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Goldcliff Resource Corporation
   Name of Issuer

   6976 Laburnum Street, Vancouver, B.C. V6P 5M9
   Address

   (604) 261-7477
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   December 23, 2003

4. For each security distributed:

   (a) describe the type of security, and

   Flow-Through Units ("FT Units")

   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   1,157,000 FT Units. Each FT Unit comprises one common share and one-half of one non-transferable share purchase warrant (a "Warrant"). One whole Warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from December 23, 2003

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction**
British Columbia	$0.20 per FT Unit	$201,500
Alberta	$0.20 per FT Unit	$10,000
Saskatchewan	$0.20 per FT Unit	$20,000
Total dollar value of distribution in jurisdictions (Canadian $)		**$231,500**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	**Compensation paid (in Canadian $ and, if applicable, number and type of securities)**	**Exemption relied on and date of distribution (if applicable)**	**Price per share (Canadian $)**
	n/a		

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: December 31, 2003

Goldcliff Resource Corporation
Name of issuer or vendor (please print)

Leonard W. Saleken, President and director
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on

IT IS AN OFFENCE TO MAKE A MISREPRESENTATON IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributes securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation in each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distribution in that jurisdiction, as set out in Item 5 of this report.

Notice – Collection and use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the

securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Telephone: (604) 899-6730
Toll free in British Columbia and Alberta 1 (800) 373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130-405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Northwest Territories
Department of Justice, Securities Registry
P.O. Box 1320, 1st Floor Stuart M. Hodgson Building
5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqualuit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 568-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Schedule "A" to Form 45-103F4, Report of Exempt Distribution

Goldcliff Resource Corporation

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on[2]
Leonard W. Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	50,000 Units	$10,000	s.74(2)(9) – BC Act
Brinsley L. Saleken 5596 45th Avenue Delta, B.C. V4K 1L6	20,000 Units	$4,000	s.3.1 – MI
Edwin R. Rockel 13000 54A Avenue Surrey, B.C. V3X 3E2	100,000 Units	$20,000	s.74(2)(9) – BC Act
George W. Sanders 418 Collett Road Kelowna, B.C. V1W 1K7	50,000 Units	$10,000	s.74(2)(9) – BC Act
Lorne Beloud 1399 Brentwood Road Kelowna, B.C. V1Z 1K8	25,000 Units	$5,000	s.3.1 – MI
Gary Moore 1527 Farrel Crescent Tsawwassen, B.C. V4L 1S9	200,000 Units	$40,000	s.3.1 – MI
Harold Williams 263 Drysdale Blvd. Kelowna, B.C. V1V 1P5	25,000 Units	$5,000	s.3.1 – MI
Darryl Melnyk 9115 105th Avenue Grande Prairie, Alberta T8X 1H7	50,000 Units	$10,000	s.3.1 – MI
Jerald B. Thompson PO Box 1006, Station Main Salmon Arm, B.C. V1E 4P2	75,000 Units	$15,000	s.3.1 – MI
Christopher Cheney 2346 124th Street Surrey, B.C. V4A 3M8	12,500 Units	$2,500	s.3.1 – MI
Ryan J. Cheney 109-2424 Cypress Street Vancouver, B.C. V6J 1T6	25,000 Units	$5,000	s.3.1 – MI
Wanda Lee 5530 Lanark Street Vancouver, B.C. V5P 2Y3	50,000 Units	$10,000	s.3.1 – MI
Hiroshi Ogata 54-3555 Westminster Highway Richmond, B.C. V7C 5P6	50,000 Units	$10,000	s.3.1 – MI
Ronald H. Russell 6103 West Boulevard Vancouver, B.C. V6M 3X3	50,000 Units	$10,000	s.3.1 – MI
Lindsay R. Bottomer 698 Wellington Place North Vancouver, B.C. V7K 3A1	25,000 Units	$5,000	s.3.1 – MI

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on[2]
Grant F. Crooker Box 404, 2522 Upper Bench Road Keremeos, B.C. C0X 1N0	20,000 Units	$4,000	s.3.1 – MI
Louis Rae Crooker Box 404, 2522 Upper Bench Road Keremeos, B.C. C0X 1N0	10,000 Units	$2,000	s.3.1 – MI
Gweneth J. Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	75,000 Units	$15,000	s.3.1 – MI
Kenneth E. MacNeill 123 Braemar Crescent Saskatoon, Saskatchewan S7V 1A1	100,000 Units	$20,000	s.3.1 – MI
Ken McNaughton P6-1827 West 3rd Avenue Vancouver, B.C. V6J 1K9	50,000 Units	$10,000	s.3.1 – MI
David McKee 1226 Kilmer Road North Vancouver, B.C. V7K 1R1	12,500 Units	$2,500	s.3.1 – MI
Caroline Ann Harke 31-2381 Argue Street Port Coquitlam, B.C. V3C 6P9	12,500 Units	$2,500	s.3.1 – MI
Dale E. Rosling 9071 Fircrest Drive Delta, B.C. V4C 7M2	20,000 Units	$4,000	s.3.1 – MI
Sharon E. Cheney #10-5760 Hampton Place Vancouver, B.C. V6T 2G1	50,000 Units	$10,000	s.3.1 – MI
Total:	**1,157,000 Units**	**$231,500**	

(1) Each Unit is comprised of one common share and one-half (½) of one share purchase warrant (a "Warrant") of **Goldcliff Resource Corporation** (the "Issuer"). Each one whole Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Issuer for a period of 12 months from December 23, 2003 at a price of $0.25 per Warrant Share.

(2) BC Act = Securities Act (British Columbia)
MI = Multilateral Instrument 45-103, Capital Raising Exemptions